# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shift4 Payments, Inc., CIK 0001794669
CUSIP: 82452J109
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3501 Corporate Parkway, Center Valley, Pennsylvania (PA), 18034
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001805608

## Reporting persons
- Jared Isaacman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 22,363,291; shared voting power 0; sole dispositive power 22,363,291; shared dispositive power 0; aggregate amount beneficially owned 22,363,291 (25.2% of the class)
  Comment: The reported securities represent 21,949,307 shares of Class A Common Stock ("Class A Shares") and 413,984 Class A Shares issuable upon conversion of Series A Mandatory Convertible Preferred Stock ("Series A Preferred").
  
  The reported percentage is calculated based on 67,564,638 Class A Shares outstanding as of October 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025, as increased by (i) 20,924,337 Class A Shares issued in the Exchange (defined below) and (iii) 413,984 Class A Shares issuable upon conversion of the Series A Preferred.
- Rook Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 21,166,499; shared voting power 0; sole dispositive power 21,166,499; shared dispositive power 0; aggregate amount beneficially owned 21,166,499 (23.8% of the class)
  Comment: The reported securities represent 20,752,515 Class A Shares and 413,984 Class A Shares issuable upon conversion of Series A Preferred.
  
  The reported percentage is calculated based on (i) 67,564,638 Class A Shares outstanding as of October 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025, as increased by (i) 20,924,337 Class A Shares issued in the Exchange (defined below) and (iii) 413,984 Class A Shares issuable upon conversion of the Series A Preferred.

## Item 1. Issuer
Name of issuer: Shift4 Payments, Inc.
Address of issuer's principal executive offices: 3501 Corporate Parkway, Center Valley, PA 18034

## Item 2. Person Filing
Name of person filing: This statement is filed by Jared Isaacman, an individual, and Rook Holdings Inc., a Delaware corporation ("Rook"), which is wholly owned by Jared Isaacman. The foregoing are referred to herein as the "Reporting Persons."
Address of principal business office or, if none, residence: 3812 Easton Nazareth Hwy, Easton, PA 18045
Citizenship: See reponses to Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Row 9 on each cover page.

The reported securities give effect to the exchange by the Reporting Persons of previously reported shares of Class C Common Stock and equity common units in Shift4 LLC for Class A Shares and the corresponding forfeiture of previously reported shares of Class B Common Stock (the "Exchange"), after which: (i) Rook directly holds 20,752,515 Class A Shares and Series A Preferred convertible into 413,984 Class A Shares, and (ii) Jared Isaacman directly holds 1,024,970 Class A Shares and may beneficially own the 21,166,499 Class A Shares beneficially owned by Rook as well as 171,822 Class A Shares held in family trusts.
Percent of class: See responses to Item 4(a) and Row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Power-of-Attorney, dated Feburary 17, 2026
Exhibit B Joint Filing Agreement, dated February 17, 2026

## Signatures
- Jared Isaacman: /s/ Jordan Frankel, Jordan Frankel/Attorney-in-Fact (02/17/2026)
- Rook Holdings Inc.: /s/ Jordan Frankel, Jordan Frankel/Assistant Secretary (02/17/2026)